Exhibit 99.2
IDA Approves Mr. Walter J. Sousa’s Appointment to PacNet Board of Directors
SINGAPORE, 31 October 2006 — MediaRing Ltd (“MediaRing”, SGX: MR SP) is pleased to announce that Pacific Internet Limited (“PacNet”) has on 30 October 2006 received approval from the Info-Communications Development Authority of Singapore on the appointment of Mr. Walter J. Sousa to the Board of PacNet. Accordingly, the appointment of Mr. Sousa takes effect from 30 October 2006.
Mr. Sousa said, “I am pleased to be appointed to the Board of PacNet. I look forward to working with the PacNet management and contributing to PacNet’s future growth.”
Mr. Sousa has been the Chairman of MediaRing since 1999 and served as the chairman and CEO of AT&T Asia Pacific prior to 1999. He began his career at Hewlett Packard and, over his 20-year career, held several management positions including President of Hewlett Packard Asia.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.

By Order of the Board

Khaw Kheng Joo
Director and CEO